Project Consultants Limited

Walnut House, Walnut Gardens, Claydon
Banbury, Oxon. OX17 1NA England

Interim Management Assignments and Company Secretarial Services: Specialising in Company Secretary Services for Foreign Companies Listed on the London & European Stock Exchanges

Telephone: +44 (0)1295 690180/1
Fax: +44 (0)1295 690182/1
e-mail: ckennedy@projectconsultants.co.uk
Web site: www.projectconsultants.co.uk

Securities and Exchange Commission
450 Firth Street MW
Washington DC 20549
USA

02028849

SUPPL

SEC MAIL PROCESSING RECEIVED APR 30 2002 WASH. D.C. 164 SECTION

25 March, 2002

Dear Sirs

Re: Gencor Limited – 82-311
<u>Change in Directorship</u>

Please be advised that Jan Jacobus de Bruyn retired on 17 October 2001 and subsequently was re-appointed on 5 March 2002 as a Director of the above company.

Yours faithfully

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Christina Kennedy MBA FC1S
Managing Director

dw 5/8

M:\Clients\Gencor\Gencor 2002\General\SEC re de-Bruyn 250302.doc

Christina Kennedy FCIS
ICSA
Chartered Secretary in Public Practice

Company Number 3124759
Registered England
Registered office as above

Project Consultants Limited
Walnut House, Walnut Gardens, Claydon
Banbury, Oxon. OX17 1NA England

Interim Management Assignments and
Company Secretariat Services; Specialising in
Company Secretary Services for Foreign Companies
Listed on the London & European Stock Exchanges

Telephone: +44 (0)1295 690180/1
Fax: +44 (0)1295 690182/1
e-mail: ckennedy@projectconsultants.co.uk
Web site: www.projectconsultants.co.uk

Securities and Exchange Commission
450 Firth Street MW
Washington DC 20549
USA

25 March, 2002

SEC MAIL PROCESSING
RECEIVED
APR 3 0 2002
WASH. D.C. 164 SECTION

Dear Sirs

Re: Genbel South Africa Limited – 82-359
<u>Change in Directorship</u>

Please be advised that the following Director retired from the Board of Genbel South Africa Limited on 26 February 2002.

Jacobus Hendrik Fouché

Yours faithfully

Christina Kennedy MBA FC1S
Managing Director

M:\Clients\Genbel\Genbel 2002\General\SEC re JH Fouche retirement 260202.doc

Christina Kennedy FCIS
ICSA
Chartered Secretary
in Public Practice